Exhibit 99.1

eHi Car Services Announces Completion of Going Private Transaction

Shanghai, China, April 9, 2019 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services company in China, today announced the completion of the merger (the “Merger”) of the Company with Teamsport Bidco Limited (“Merger Sub”), a wholly-owned subsidiary of Teamsport Parent Limited (“Parent”), pursuant to the previously announced amended and restated agreement and plan of merger (the “Merger Agreement”), dated February 18, 2019, among the Company, Parent and Merger Sub. As a result of the Merger, the Company has ceased to be a publicly traded company and became a direct wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on April 8, 2019, each Class A common share, par value US$0.001 per share (each, a “Class A Share”), and each Class B common share, par value US$0.001 per share (each, a “Class B Share” and, collectively with the Class A Shares, “Shares” and each, a “Share”), of the Company issued and outstanding immediately prior to the effective time of the Merger, has been cancelled in exchange for the right to receive US$6.125 in cash per Share (the “Per Share Merger Consideration”), without interest and net of any applicable withholding taxes, other than (x) Shares beneficially owned by certain rollover shareholders (the “Rollover Shares”) and (y) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Companies Law (2018 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”) (the “Dissenting Shares”).

Class A Shares represented by American depositary shares of the Company (each representing two Class A Shares) (“ADSs”) issued and outstanding immediately prior to the effective time of the Merger have also been cancelled in exchange for the right to receive the Per Share Merger Consideration, and JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”) and record holder of the Class A Shares represented by ADSs, will distribute to the holders of such ADSs US$12.25 in cash per ADS (the “Per ADS Merger Consideration”), net of the cancellation fee of US$0.05 per ADS, pursuant to the terms of the Deposit Agreement, dated November 17, 2014, among the Company, the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder, in each case, without interest and net of any applicable withholding taxes. At the effective time of the Merger, all of the ADSs were canceled and each holder of an ADS issued and outstanding immediately prior to the effective time of the Merger is only entitled to receive the Per ADS Merger Consideration in respect to each such ADS, net of the cancellation fee of US$0.05 per ADS payable pursuant to the terms of the Deposit Agreement, without interest and net of any applicable withholding taxes.

The Rollover Shares were not cancelled and instead continue to exist without interruption, and each represents one validly issued, fully paid and non-assessable ordinary share of the Company, as the surviving company in the Merger. The Dissenting Shares were cancelled at the effective time of the Merger in exchange for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Law.

Shareholders of record as of the effective time of the Merger entitled to the Per Share Merger Consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the Per Share Merger Consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates.

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ADS holders of record as of immediately prior to the effective time of the Merger who are entitled to the Per ADS Merger Consideration will automatically receive from the ADS Depositary, for each such ADS held by them, the Per ADS Merger Consideration less an ADS cancellation fee of US$0.05 per ADS, without interest and net of any applicable withholding taxes, in exchange for the cancellation of such ADSs. Payment of the net Per ADS Merger Consideration will be made to such ADS holders pursuant to the ADS Deposit Agreement and as soon as practicable after the ADS Depositary receives the merger consideration. ADS holders who hold their ADSs in “street name” through their broker, bank or other nominee will not be required to take any action to receive the net Per ADS Merger Consideration for their ADSs as the ADS Depositary will arrange for the remittance of the net Per ADS Merger Consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to the applicable broker, bank or nominee on behalf of such beneficial owners. Any questions concerning the receipt of the Per ADS Merger Consideration from holders who hold ADSs in “street name” should be directed by such holders to their applicable broker, bank or nominee.

The Company also announced today that it has requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended as of the close of trading on April 9, 2019. The Company requested that the NYSE file a Form 25 with the United States Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the United States Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately 10 days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China to the brands Enterprise Rent-A-Car, National Car Rental and Alamo Rent A Car owned by Enterprise Holdings, Inc., the largest car rental provider in the world. Enterprise Holdings, Inc. is owned by The Crawford Group, Inc. For more information regarding eHi, please visit http://en.1hai.cn.

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Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn

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